Free Writing Prospectus dated January 28, 2021

Filed pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement dated

January 28, 2021

Registration Statement No. 333- 231922

Outlook Therapeutics Increases Previously Announced Bought Deal Offering of Common Stock to $35.0 Million

MONMOUTH JUNCTION, N.J., January 28, 2021 — Outlook Therapeutics, Inc. (Nasdaq: OTLK) (“Outlook Therapeutics”), a late clinical-stage biopharmaceutical company working to develop the first FDA-approved ophthalmic formulation of bevacizumab-vikg for use in retinal indications, announced today that, due to demand, the underwriter has agreed to increase the size of the previously announced public offering and purchase on a firm commitment basis 35,000,000 shares of common stock of Outlook Therapeutics, at a price to the public of $1.00 per share, less underwriting discounts and commissions. The closing of the offering is expected to occur on or about February 2, 2021, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the sole book-running manager for the offering.

Outlook Therapeutics also has granted to the underwriter a 30-day option to purchase up to an additional 5,250,000 shares of common stock at the public offering price, less underwriting discounts and commissions. The gross proceeds to Outlook Therapeutics, before deducting underwriting discounts and commissions and offering expenses and assuming no exercise of the underwriter's option to purchase additional common stock, are expected to be approximately $35.0 million.

GMS Ventures and Investments, an affiliate of Outlook Therapeutics’ largest stockholder and strategic partner, BioLexis Pte. Ltd., has indicated an interest in purchasing directly or through an affiliate up to $8.36 million of the shares of common stock offered in the offering at the public offering price per share.

Outlook Therapeutics intends to use the net proceeds from the offering for working capital and general corporate purposes, including in support of its ONS-5010 development program.

The shares of common stock are being offered by Outlook Therapeutics pursuant to a registration statement on Form S-3 (File No. 333-231922) originally filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2019 and declared effective by the SEC on June 26, 2019. The offering of the shares of common stock is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A preliminary prospectus supplement and accompanying prospectus relating to, and describing the terms of, the offering have been filed with the SEC and are available on the SEC's website at http://www.sec.gov. A final prospectus supplement and the accompanying prospectus related to the offering will be filed with the SEC and upon filing may also be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by telephone at (646) 975-6996 or e-mail at placements@hcwco.com.

In a concurrent private placement, Outlook Therapeutics has also agreed to sell to its affiliate, Syntone Ventures LLC (“Syntone”), 3,000,000 shares of its common stock at a purchase price per share of $1.00, the same price paid by investors in the public offering, for an aggregate purchase price of approximately $3.0 million. The shares of common stock are being offered to Syntone pursuant to the exemption from registration provided in Section 4(a)(2) under the Securities Act and Rule 506 promulgated thereunder and are not being offered pursuant to the prospectus supplement and the accompanying prospectus.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Outlook Therapeutics, Inc.

Outlook Therapeutics is a late clinical-stage biopharmaceutical company working to develop ONS-5010/LYTENAVA™ (bevacizumab-vikg) as the first FDA-approved ophthalmic formulation of bevacizumab-vikg for use in retinal indications, including wet AMD, DME and BRVO. If ONS-5010 is approved, Outlook Therapeutics expects to commercialize it as the first and only FDA-approved ophthalmic formulation of bevacizumab-vikg for use in treating a range of retinal diseases in the United States, United Kingdom, Europe, Japan, China and other markets. Outlook Therapeutics expects to file ONS-5010 with the U.S. FDA as a new BLA under the PHSA 351(a) regulatory pathway, initially for wet AMD. For more information, please visit www.outlooktherapeutics.com.

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical facts are “forward-looking statements,” including those relating to future events. In some cases, you can identify forward-looking statements by terminology such as “intend,” “will,” “potential,” “may,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict” or “continue,” the negative of terms like these or other comparable terminology, and other words or terms of similar meaning. These include, without limitation, statements related to our ability to close the offering and the use of proceeds from the offering, as well as the ability to close the concurrent private placement to Syntone. Although Outlook Therapeutics believes that it has a reasonable basis for the forward-looking statements contained herein, they are based on current expectations about future events affecting Outlook Therapeutics and are subject to risks, uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond its control. These risk factors include those risks detailed in Outlook Therapeutics’ filings with the Securities and Exchange Commission. These risks may cause actual results to differ materially from those expressed or implied by forward-looking statements in this press release. All forward-looking statements included in this press release are expressly qualified in their entirety by the foregoing cautionary statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Outlook Therapeutics does not undertake any obligation to update, amend or clarify these forward-looking statements whether as a result of new information, future events or otherwise, except as may be required under applicable securities law.

CONTACTS:

Media Inquiries:

Harriet Ullman

Assistant Vice President

LaVoieHealthScience

T: 617-669-3082
hullman@lavoiehealthscience.com

Investor Inquiries:

Jenene Thomas
Chief Executive Officer
JTC Team, LLC
T: 833.475.8247
OTLK@jtcir.com

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